SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                             AMENDMENT NO. 5 TO
                                SCHEDULE 13D

                                  Under the
                       Securities Exchange Act of 1934


                              IMC GLOBAL, INC.
                         --------------------------
                              (Name of Issuer)


                        Common Stock ($.01 par value)
                        -----------------------------
                       (Title of Class of Securities)


                                  449669100
                                  ---------
                               (CUSIP Number)


                           Ronald N. Graves, Esq.
              J.R. Simplot Self-Declaration of Revocable Trust
                        J.R. Simplot Foundation, Inc.
                               999 Main Street
                             Boise, Idaho  83702
                         Telephone:  (208) 336-2110
                         --------------------------
             (Names, addresses and telephone numbers of persons
              authorized to receive notices and communications)


                                     N/A
                                     ---
                        (Date of event which requires
                          filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



                                Page 1 of 10
                          Exhibit Index on Page 10

CUSIP No. 449669100                  13D


1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot/J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989

2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)

3)   SEC Use Only

4)   Source of Funds:  WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization:  US

Number of           7)   Sole Voting Power                  4,482,000
Shares
Beneficially        8)   Shared Voting Power                2,075,500
Owned
by Each             9)   Sole Dispositive Power             4,482,000
Reporting
Person With:        10)  Shared Dispositive Power           2,075,500

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,557,500 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11):  5.7%

14)  Type of Reporting Person:  IN

CUSIP No. 449669100                  13D


1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot Foundation, Inc.

2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)

3)   SEC Use Only

4)   Source of Funds:  WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization:  US

Number of           7)   Sole Voting Power
Shares
Beneficially        8)   Shared Voting Power                2,075,500
Owned
by Each             9)   Sole Dispositive Power
Reporting
Person With:        10)  Shared Dispositive Power           2,075,500

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,075,500 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11):  1.8%

14)  Type of Reporting Person:  CO

CUSIP No. 449669100                  13D


ITEM 1.  SECURITY AND ISSUER.

     The following is added to the response to Item 1:

     The class of securities to which this Statement relates is the common stock, par value $.01 per share ("Stock"), of IMC Global, Inc. ("IGL" or the "Issuer"), whose address is 100 Saunders Road, Lake Forest, Illinois 60045. This Amendment No. 5 amends the Schedule 13D originally filed on August 5, 1999, on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 ("Trust") and the J.R. Simplot Foundation, Inc. ("Foundation"), as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999, Amendment No. 2 to Schedule 13D filed on October 20, 2000, Amendment No. 3 to Schedule 13D filed September 13, 2001, and Amendment No. 4 to Schedule 13D filed October 2, 2001.

     The purpose of this Amendment No. 5 is to (i) update information concerning the Foundation, including the directors of the Foundation, (ii) report sales and a transfer of Stock by the Trust and sales and purchases of Stock by the Foundation, although involving less than a one percent change in beneficial ownership, (iii) report the transfer of Stock by the Trust to an indirectly-controlled entity in a transaction not involving a change in beneficial ownership, and (iv) report a prepaid forward sale of a portion of the transferred Stock.

     In reviewing its records, the Trust discovered discrepancies between its actual holdings and those reported in the Schedule 13D and previous amendments to the Schedule 13D. In each instance the Trust reported more shares owned than actually owned and at no time did the discrepancy between the reported amount and the actual amount exceed .37% of the Issuer's outstanding Stock. Set forth below is a reconciliation of these discrepancies in the shares owned by the Trust. The Foundation's shares were correct as reported. The Schedule 13D and the previous amendments are hereby amended accordingly.

                              Reported          Actual          Difference

   Schedule 13D               8,455,947         8,455,900              47
   Amendment No. 1            9,727,738         9,727,738               0
   Amendment No. 2            8,921,169         8,913,169           8,000
   Amendment No. 3            7,321,169         6,900,000         421,169
   Amendment No. 4            5,335,469         4,914,300         421,169

Except as expressly set forth in this Amendment No. 5, the Schedule 13D (as previously amended) remains in effect.

ITEM 2.  IDENTITY AND BACKGROUND.

     The following is added to the response to Item 2:

     This Amendment No. 5 is being filed on behalf of the following Reporting
Persons:

CUSIP No. 449669100                  13D


     (a)  The J.R. Simplot Self-Declaration of Revocable Trust dated December
21, 1989 and J.R. Simplot ("Mr. Simplot").   The Trust is the manager of JRS
Management L.L.C., an Idaho limited liability company ("JRS Management"), and JRS Management is the sole general partner of JRS Properties L.P., an Idaho limited partnership ("JRS Properties"). The principal business of JRS Properties and JRS Management is investment, and their principal address is 999 W. Main Street, Suite 1300, Boise, Idaho. During the last five years, neither JRS Properties nor JRS Management has been involved in any proceedings required to be disclosed.

     (b) The J.R. Simplot Foundation, Inc., a charitable foundation organized as a nonprofit corporation under Idaho law. The Foundation was established by Mr. Simplot for general charitable purposes. Its principal office is located at 999 Main Street, Boise, Idaho 83702. The directors and executive officers of the Foundation, their principal occupations and their business addresses are as follows:


Name                     Principal Occupation              Business Address
----                     --------------------              ----------------

John R. Simplot          Chairman Emeritus                 999 Main Street
                                                           Boise, Idaho 83702

John Edward              Director/J.R. Simplot Company     999 Main Street
("Ted") Simplot                                            Boise, Idaho 83702

Scott R. Simplot         Director/J.R. Simplot Company     999 Main Street
                                                           Boise, Idaho 83702

Don J. Simplot           Director/J.R. Simplot Company     999 Main Street
                                                           Boise, Idaho 83702

Gay Simplot              Director/J.R. Simplot Company     999 Main Street
                                                           Boise, Idaho 83702

     Gay Simplot and John Edward ("Ted") Simplot are directors of the Foundation but have not previously been identified in the Schedule 13D. Neither Don J. Simplot, Scott R. Simplot, Gay Simplot nor John Edward ("Ted") Simplot owns shares of the Stock.

     During the last five years, none of the Directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 449669100                  13D


ITEM 4.  PURPOSE OF TRANSACTION.

     Each of JRS Properties and the Foundation acquired and continues to hold the shares of Stock reported herein for investment purposes. In this connection, each of JRS Properties and the Foundation expects to evaluate on an ongoing basis its respective investment in the Issuer, and may from time to time acquire or dispose of additional shares of Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the Stock to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     On July 3, 2002, the Trust transferred 4,482,000 shares of Stock to JRS Properties. Mr. Simplot, through the Trust and JRS Management, beneficially owns and has sole voting and investment power with respect to these 4,482,000 shares of Stock owned of record by JRS Properties.

     As of December 31, 2003, JRS Properties is the record owner of 4,482,000 shares of Stock. These 4,482,000 shares of Stock represent approximately 3.9% of the IGL's outstanding Stock as reported in IGL's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2003 (the "10Q").

     As a result of the transfer of 4,482,000 shares of Stock by the Trust to JRS Properties and the sale of the remaining 432,300 shares of Stock held by the Trust as reported in Item 5(c)(i) below, the Trust owns shares of the Stock only through its indirect beneficial ownership through JRS Properties.

     The Foundation owns 2,075,500 shares as of December 31, 2003. Mr. Simplot shares with the other directors of the Foundation, none of whom owns directly any shares of the Stock, the power to vote and dispose of the shares of Stock held by the Foundation, which represent approximately 1.8% of IGL's outstanding Stock as reported in the 10Q.

     IGL's 10Q shows 115,098,650 shares of Stock outstanding. Based on the 10Q, the aggregate number of shares indirectly beneficially owned by Mr. Simplot through the Foundation and JRS Properties is 6,557,500 shares, constituting approximately 5.7% of the outstanding shares of Stock as of September 30, 2003, as reported in the 10Q.

     (c)(i) Subsequent to filing Amendment No. 4 to the Schedule 13D, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:

CUSIP No. 449669100                  13D


                                               Price per Share
          Sale              No. of               (including
          Date              Shares               commissions)
          ----              ------             ---------------
          4/16/02            5,300                  $13.94
                             2,700                   13.87
          5/6/02             9,800                   13.00
                               200                   13.03
          5/7/02            10,000                   12.50
          5/8/02             6,600                 12.7073
          5/16/02          145,000                 12.9757
          5/17/02          215,200                 13.2079
          5/20/02           12,500                   13.46
          5/21/02           25,000                   13.50

     (ii) Subsequent to filing Amendment No. 4 to the Schedule 13D, the Foundation purchased and sold the shares of Stock described below in open market purchases and sales through ordinary brokerage transactions:

                                                              Price per Share
                            No. of         Transaction          (including
          Date              Shares            Type              commissions)
          ----              ------         -----------        ---------------
          3/4/02           250,000         Purchase              $15.0251
          3/5/02            50,000         Purchase               15.0292
          12/31/03          71,100         Sale                   10.1030

     (d)  See Item 6 below.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     The following is added to the response to Item 6:

     On April 18, 2001, JRS Properties entered into a Master Agreement with Merrill Lynch Pierce, Fenner & Smith Incorporated ("ML") together with a Credit Support Annex to the schedule thereto (collectively, the "Master Agreement"). On December 30, 2002, ML issued JRS Properties a Confirmation of OTC Transaction under the Master Agreement with respect to 1,142,790 shares of Stock for a payment by ML to JRS Properties in the amount of $9,700,688.96 (the "Initial Payment Amount"), or $8.49 per share. The

CUSIP No. 449669100                  13D


Initial Payment Amount equals 80% of the floor price of $10.61 per share, with the difference representing principally a financing cost to JRS Properties.

     Pursuant to the Master Agreement, JRS Properties has pledged and delivered 1,142,790 shares of Stock to ML to secure the obligations of JRS Properties under the Master Agreement; and, subject to certain conditions, ML has the right to sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of the pledged shares of Stock free from any claim or right of any nature of JRS Properties. JRS Properties is obligated to pay to ML all dividends in excess of $0.02 per share on the IGL Stock for all record dates on or before December 29, 2005.

     On the Settlement Date (three business days following December 29,
2005), subject to earlier termination pursuant to the Master Agreement, JRS Properties will have the right to settle its obligations to ML either by payment of a cash settlement amount or delivery of a number of shares of Stock, in either case determined based on the relationship of the closing price of the Issuer's Stock on December 29, 2005 to a floor price of $10.61 per share and a cap price of $14.48 per share.

ITEM 7:  MATERIALS TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended to add the following at the end thereof:

     Exhibit 99.1: Master Agreement dated as of April 18, 2001, and Credit Support Annex thereto.

     Exhibit 99.2:  Confirmation of OTC Transaction dated December 30, 2002.

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.



                                        /s/ J.R. Simplot
                                        -------------------------------------
                                        J.R. Simplot



Date:  February 4, 2004                 By /s/ Ronald N. Graves
                                           ----------------------------------
                                           Ronald N. Graves, Attorney-in-Fact


                                        J.R. Simplot Self-Declaration of
                                        Revocable Trust



                                        By /s/ J.R. Simplot
                                           ----------------------------------
                                           J.R. Simplot, as Trustee



Date:  February 4, 2004                 By /s/ Ronald N. Graves
                                           ----------------------------------
                                           Ronald N. Graves, Attorney-in-Fact

CUSIP No. 449669100                  13D


                                        J.R. Simplot Foundation, Inc.


Date:  February 4, 2004                 By /s/ Ronald N. Graves
                                           ----------------------------------
                                           Ronald N. Graves, Secretary

CUSIP No. 449669100                  13D


              EXHIBIT INDEX TO AMENDMENT NO. 5 TO SCHEDULE 13D


Exhibit 99.1: Master Agreement dated as of April 18, 2001, and Credit Support Annex thereto.

Exhibit 99.2:  Confirmation of OTC Transaction dated December 30, 2002.